INVESTMENT COMPANY BOND

                        GREAT AMERICAN INSURANCE COMPANY

           (A Stock Insurance Company, Herein Called the Underwriter)


DECLARATIONS                                           Bond No. 547-97-74-04
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Item 1.  Name of Insured (herein called Insured):    The Quaker Investment Trust
         Principal Address:                          c/o Quaker Funds, Inc.
                                                     309 Technology Drive
                                                     Malvern, PA 19355
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Item 2. Bond Period from 12:01 a.m. 07/01/2008 to 12:01 a.m. 10/01/2008 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.
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Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

        Amount applicable to
                                                        Limit of
                                                        Liability     Deductible
                                                        ---------     ----------
Insuring Agreement (A)-FIDELITY                         $1,500,000      $25,000
Insuring Agreement (B)-ON PREMISES                      $1,500,000      $25,000
Insuring Agreement (C)-IN TRANSIT                       $1,500,000      $25,000
Insuring Agreement (D)-FORGERY OR ALTERATION            $1,500,000      $25,000
Insuring Agreement (E)-SECURITIES                       $1,500,000      $25,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY             $1,500,000      $25,000
Insuring Agreement (G)-STOP PAYMENT                     $  100,000      $ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT   $  100,000      $ 5,000
Insuring Agreement (I)-AUDIT EXPENSE                    $  100,000      $ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS      $1,500,000      $25,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES          $  100,000      $ 5,000
Optional Insuring Agreements and Coverages
Insuring Agreement (L)-COMPUTER SYSTEMS                 $1,500,000      $25,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS          Not Covered     N/A

        If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
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Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A
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Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1 & 2
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Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 547-97-74-03 such termination or cancellation to be effective as of the becomes effective.

                                        By: /s/ Frank J. Scheckton, Jr.
                                            -----------------------------------
                                            Authorized Representative

                                   RIDER NO. 2

                              INSURING AGREEMENT L


To be attached to and form part of Bond No. 547-97-74 - 04

in favor of The Quaker Investment Trust

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

                                COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)   entry of data into, or

(2)   change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

      (a)   Property to be transferred, paid or delivered,

      (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

      (c) an unauthorized account or a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

      (i)   cause the Insured or its agent(s) to sustain a loss, and

      (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

      (iii) and further provided such voice instructions or advices:

      (a) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

      (b)   were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuos basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error omission of any Employee(s) or agent(s) of the Insured.

                               SCHEDULE OF SYSTEMS

Insureds Proprietary System

2. As used in this Rider, Computer System means:

      (a) computers with related peripheral components, including storage components, wherever located,

      (b)   systems and applications software,

      (c)   terminal devices,

      (d) related communication networks or customer communication systems, and

      (e)   related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

      (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

      (a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

      (b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

      (c)   Section 10-LIMIT OF LIABILITY

5. The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Dollars, $1,500,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $25,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

      (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

      (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from, or at the instance of the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices."

12. Notwithstanding the foregoing, however, coverage afforded by the Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective as of 12:01 a.m. on 07/01/2008 standard time.

                                   RIDER NO. 3

                               JOINT INSURED LIST


To be attached to and form part of Bond No. 547-97-74 - 04

In favor of The Quaker Investment Trust

It is agreed that:


1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:



            Quaker Global Total Return Fund




2. This rider shall become effective as of 12:01 a.m. on 07/01/2008 standard time.



                                        By: /s/ Frank J. Scheckton, Jr.
                                            ------------------------------------
                                            Authorized Representative

                             Quaker Investment Trust

                             Secretary's Certificate


      I, Justin Brundage, Secretary of the Quaker Investment Trust (the "Trust"), hereby certify on behalf of the Trust as follows:

      1. Submitted herewith is a copy of the most recent Fidelity Bond (the "Bond") procured by the Trust, in the amount of $1,500,000 and in the form required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

      2. Attached hereto as Exhibit A, is a copy of resolutions approving the form and amount of the Bond, unanimously adopted by the Board of Trustees of the Trust, including a majority of such Trustees who are not "interested persons," as defined in the 1940 Act, of the Trust, at their meeting on August 22, 2008.

      3. The premium with respect to the Bond has been paid for the period from approximately July 1, 2008 to October 1, 2008.

      4. The Board of Trustees of the Trust satisfies the fund governance standards define in Rule 0-1(a)(7) of the 1940 Act.


                                        /s/ Justin Brundage
                                        ----------------------------------------
                                        Secretary of the Trust




Dated: September 4, 2008
       --------------------

                                                                       Exhibit A

                            Quaker Investment Trust

                                   RESOLUTION

                            Adopted at the Meeting of
                            The Board of Trustees on
                                 August 22, 2008


WHEREAS: Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that each registered management investment company shall provide and maintain a bond that shall be at least equal to an amount computed in accordance with the provisions of the rule;

WHEREAS: the Trust's assets increased to such an extent that the Trust's required bond coverage exceeded the Trust's bond coverage as of June 30, 2008, requiring the Trust to obtain interim fidelity bond coverage for the period from July 1, 2008 through September 30, 2008.

NOW, THEREFORE, BE IT

Interim Fidelity Bond

RESOLVED:  that it is the finding of the Trustees at this Meeting, including a majority of the Trustees who are not "interested persons" of the Trust (as defined in the Investment Company Act of 1940, as amended), that the form of the interim fidelity bond is reasonable in form and amount, after having given due consideration to all matters deemed relevant; and

RESOLVED:  that the proposed premium to be paid by the Trust under the interim fidelity bond be, and the same hereby is, authorized and approved.